November 7, 2024

John Lorbiecki
Chief Financial Officer
Aclarion, Inc.
8181 Arista Place, Suite 100
Broomfield, Colorado 80021

       Re: Aclarion, Inc.
           Registration Statement on Form S-3
           Filed November 4, 2024
           File No. 333-282970
Dear John Lorbiecki:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jane Park at 202-551-7439 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   James H. Carroll, Esq.